(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER 000-24539

CUSIP NUMBER 278856109

For Period Ended: December 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

N/A

PART I — REGISTRANT INFORMATION

Eclipsys Corporation
Full Name of Registrant

N/A
Former Name if Applicable

1750 Clint Moore Road
Address of Principal Executive Office (Street and Number)

Boca Raton, Florida 33487
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously announced on February 13, 2007, Eclipsys Corporation (the “Company”) voluntarily initiated a review of stock option grants made by the Company, addressing the timing of those grants and their related accounting and tax treatment, including whether the Company properly applied Accounting Principles Board Opinion 25 - Accounting for Stock Issued to Employees, in accounting for those grants. This review is being conducted under the oversight of a special board committee consisting of two independent directors of the Company. Outside counsel has been engaged to conduct investigative and analytical portions of the review and report to the special committee. The review is focused primarily on stock option grants made during the period from the Company’s initial public offering in August 1998 until the implementation of the Sarbanes-Oxley Act in July 2002. The Company requires additional time to complete this review. As a result, the Company was unable to file its Form 10-K for the period ended December 31, 2006 by March 1, 2007 without unreasonable effort or expense. Initial work by outside counsel should be substantially complete within a relatively short period of time. The Company is committed to concluding the additional analysis and accounting work that will be required as quickly as practicable and will file its Form 10-K for the year ended December 31, 2006 promptly following completion of the review.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Robert J. Colletti	561	322-4655
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On February 13, 2007, the Company announced its unaudited results for the fourth quarter and year ended December 31, 2006. The Company has not checked either box because the review is still ongoing and no determination has been made as to the effect the review may have upon the Company’s financial statements for 2006 or prior years.

Eclipsys Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 2, 2007	By	/s/ Robert J. Colletti
[Robert J. Colletti Senior Vice President, Chief Financial Officer (Principal Financial and Accounting Officer)]